September 28, 2012

Office of Mergers and Acquisitions

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-3628

Attention: Peggy Kim

Re:	Wynn Resorts, Limited
Definitive Proxy Statement on Schedule 14A
Filed on September 20, 2012
File No. 0-50028

Ladies and Gentlemen:

We are in receipt of the September 24, 2012 comment letter from you on behalf of the Staff (the “Staff”) of the Office of Mergers and Acquisitions regarding Wynn Resorts, Limited’s (the “Company”) Definitive Proxy Statement on Schedule 14A filed on September 20, 2012. Each of the comments from the September 24, 2012 letter is set forth below, followed by our related response.

Proposal No. 1; Election of Directors, page 3

1.	Please revise to describe the family relationship between Mr. and Mrs. Wynn. Refer to Item 401(d) of Regulation S-K.

We respectfully inform the Staff that there is no family relationship between Mr. and Ms. Wynn. Stephen Wynn and Elaine Wynn were divorced in January 2010. The Company voluntarily disclosed in its 2011 and 2010 proxy statements that Mr. and Ms. Wynn were former spouses. Although the Company believes that this form of negative disclosure is no longer needed and is not required, the Company is filing supplemental materials noting the fact that Mr. and Ms. Wynn are former spouses.

Office of Mergers and Acquisitions

Division of Corporation Finance

Securities and Exchange Commission

September 28, 2012

Proposal No. 2; Approval of the Wynn Resorts, Limited Amended and Restated Annual Performance Based Incentive Plan for Executive Officers, page 11

2.	Please revise to state that the bonus awards are payable in cash, stock or options. Refer to section 4.1 of Exhibit A.

We are filing supplemental materials herewith confirming that the bonus awards are payable in cash, stock or options, or a combination thereof (with any such stock or options issuable only pursuant to an equity compensation plan maintained by the Company that has been approved by the Company’s stockholders).

3.	With respect to the amended plan as proposed, please describe any material differences from the existing plan. Refer to Instruction 2 to Item 10 of Schedule 14A.

We are filing supplemental materials herewith describing the material differences from the existing plan.

4.	Please revise to include the tabular information required by Item 10(a)(2) of Schedule 14A. Refer to SEC Release No. 34-45189 for additional guidance. If the benefits or amounts are not determinable, state the benefits or amounts which would have been received by each person or group for the last completed fiscal year if the plan had been in effect. Refer to Item 10(a)(2)(iii) of Schedule 14A.

We respectfully believe that the information required by Item 10(a)(2) of Schedule 14A is not required. The plan provides a structure under which bonuses can qualify for deductibility under section 162(b) of the Internal Revenue Code. As set forth in Section 3.2 of the plan, the amount of any bonus actually paid under the plan is determined by the Committee “in its sole discretion based on such criteria (if any) as determined by the Committee.” As such, the plan does not provide set benefits or amounts and does not provide a formula or other objective criteria to determine benefits. As well, the proposal does not involve a plan under which some grants or awards have been made by the Board or Compensation Committee subject to shareholder approval. Accordingly, based upon Proxy Rules and Schedule 14A Telephone Interpretations 28 and 33, we do not believe the disclosure described in Item 10(a)(2) is required.

Office of Mergers and Acquisitions

Division of Corporation Finance

Securities and Exchange Commission

September 28, 2012

5.	Since equity securities will be issued under the amended plan, please revise to include the information required by Item 10(b)(2) and (c) of Schedule 14A.

No equity securities are authorized to be issued under the plan. Section 4.1 of the plan provides that bonuses awarded under the plan are payable “in cash, stock, or options, or a combination thereof (with any such stock or options to be issued pursuant to an equity compensation plan maintained the Company that has been approved by the Company’s stockholders, to the extent required by applicable law or regulation).” Thus, the plan is not itself an equity compensation plan. Instead, the plan only provides a structure under which any equity authorized for issuance under another stockholder-approved plan of the Company can qualify for deductibility under section 162(b) of the Internal Revenue Code. Accordingly, we respectfully believe that Item 10(b)(2) does not apply. The information required by Item 10(c), which, as clarified by Regulation S-K Compliance and Disclosure Interpretation 206.02, applies when a company is seeking shareholder approval of any plan pursuant to which cash or non-cash compensation may be paid or distributed, is set forth on page 45 of the definitive proxy statement.

As requested, the Company hereby acknowledges that

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the Staff’s responsiveness with respect to the Company’s filing and look forward to resolving any concerns the Staff may have. Should you have any questions or need additional information, please contact our counsel, Ronald O. Mueller of Gibson, Dunn & Crutcher LLP, at (202) 955-8671.

Sincerely,

/s/ Kim Sinatra

Kim Sinatra

General Counsel